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[Janus Letterhead]

January 12, 2010

VIA EDGAR

Mr. Kevin Rupert
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0505

Re: JANUS INVESTMENT FUND (the "Registrant")
    1933 Act File No. 002-34393
    1940 Act File No. 811-1879
    N-SAR - for Period Ended April 30, 2009

Dear Mr. Rupert:

On behalf of the Registrant and its underlying series, Janus Money Market Fund and Janus Government Money Market Fund (together, the "Funds"), this letter is to respond to your comment made by telephone on January 5, 2010, and discussed further on January 7, 2010, with respect to the Registrant's Form N-SAR Semi-Annual Report filed on June 26, 2009 for the reporting period ended April 30, 2009. The comment of the Staff of the Securities and Exchange Commission (the "Staff") and the Registrant's response to the Staff's comment is as follows:

     STAFF COMMENT: The Staff requested that the Registrant review the response submitted to Item 74.W regarding the Funds' "mark-to-market net asset value per share" or "shadow pricing" value per shares. The Staff noted that the Registrant reported a per share value of $1.000 for Janus Money Market Fund and requested that the Registrant provide an explanation of the methodology used for its shadow pricing calculation. In the event the Registrant determines that the value reported was in error, the Staff requested that the Registrant re-file the Form N-SAR together with other annual and/or semi-annual reports filed on Form N-SAR for the previous four reporting periods.

     RESPONSE: The Registrant confirms that the Funds' shadow pricing values per share are correct. When responding to Item 74.W of Form N-SAR, the Registrant employs a truncation rounding method which the Registrant believes is the most conservative rounding approach. The Registrant calculates a nine decimal digit mark-to-market net asset value then truncates the number (or drops the last five decimal digits) in order to determine the required four decimal digit disclosure. Accordingly, on the Registrant's April 30, 2009 N-SAR, Janus Money Market Fund's mark-to-market net asset value of $1.000092579 was disclosed as $1.0000 for purposes of responding to Item 74.W and was not reported in error. If the Registrant had employed a

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     different rounding method such as "rounding to the nearest value," then
     Janus Money Market Fund's mark-to-market net asset value would have been $1.0001.

     Form N-SAR is ambiguous as to the type of rounding method to be used in responding to Item 74.W. Given Form N-SAR's ambiguity and the lack of materiality resulting from implementing different rounding methods, the Registrant believes that the more conservative truncated rounding method is more appropriate for the Funds and that a restatement of Janus Money Market Fund's mark-to-market net asset value is not needed. However, per the Staff's request on January 7, 2010, for future filings, the Registrant will use the "rounding to the nearest value" method in calculating its response to Item 74.W of Form N-SAR.

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the N-SAR filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.

If you have any concerns regarding the above responses, please call me at (303) 336-4562. Thank you for your assistance in this matter.

Regards,


/s/ Rodney A. DeWalt

Rodney A. DeWalt
Legal Counsel

cc: Stephanie Grauerholz-Lofton, Esq.
    Jesper Nergaard
    Robin Nesbitt, Esq.